Osprey Energy Acquisition Corp.

1845 Walnut Street, 10th Floor
Philadelphia, PA 19103
(215) 832-4161 tel

May 24, 2017

VIA EDGAR TRANSMISSION

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:	Osprey Energy Acquisition Corp.

Draft Registration Statement on Form S-1

Confidentially Submitted April 24, 2017

CIK No. 0001703785

Dear Ms. Hayes:

On behalf of Osprey Energy Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 22, 2017, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001703785) confidentially submitted with the Commission on April 24, 2017 (the “April 24 Draft”). We are concurrently confidentially submitting via EDGAR Amendment No.1 to the Draft Registration Statement on Form S-1 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment submitted concurrently herewith.

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Prospectus Cover Page

1.	Your cover page is overly detailed and difficult to read. Please revise and confirm that the cover page will be printed in 10-point type or larger.

The Company has revised the cover page in response to the Staff’s comment so that the cover page is less detailed and easier to read. The Company confirms that the cover page will be printed in 10-point type or larger.

Summary, page 1

2.	Please delete the second sentence. The summary should be a complete summary.

The Company has deleted the second sentence on page 1 in response to the Staff’s comment.

3.	Please disclose briefly in the Summary that although you will not redeem shares in an amount that would cause net assets to fall below $5,000,001, you do not have a maximum redemption threshold based on the percentage of the shares sold in your initial public offering as many blank check companies historically have had.

The Company has revised the Summary section on page 17 in response to the Staff’s comment by disclosing that the Company does not have a maximum redemption threshold. The Company has also included a cross-reference to the risk factor discussing that there is no maximum redemption threshold.

4.	Please disclose in the Summary that you may issue additional securities or incur debt to complete the initial business combination.

The Company has revised the Summary section on page 14 in response to the Staff’s comment by disclosing the statement mentioned above in comment 4.

Our Company, page 2

5.	Please clarify here what you mean by “attractive risk-adjusted return profile” in the last paragraph on page 1 and “attractive risk-adjusted returns” in the first paragraph on page 2 as well as in the Business Section.

The Company has revised the disclosure on pages 1, 2, 3, 65 and 67 in response to the Staff’s comment.

6.	Please revise here and in the Business section to explain what you mean by a company under-performing its potential “due to a temporary period of dislocation in the markets in which they operate.”

The Company has revised the disclosure on pages 1 and 65 in response to the Staff’s comment.

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Corporate Information, page 5

7.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company is providing to the Staff, on a supplemental basis, copies of the written communications, as defined in Rule 405 under the Securities Act, that have been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act. These materials were only made available for viewing by potential investors during the Company’s presentations, and no copies were retained by any potential investor. Pursuant to Rule 418 under the Securities Act, the copies supplementally provided shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff please return such copies to the Company upon completion of the Staff’s review. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of such communications.

Founder Shares, page 9

8.	We note your disclosure that the number of founder shares issued to the sponsor was determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of this offering and that you will effect a stock dividend or share contribution prior to the offering should the size of the offering change in order to maintain such ownership percentage. We also note that you assume that the sponsor does not purchase any units in the offering. Please disclose whether the sponsor or any officer or director intends to purchase any units in the offering. If so, please revise your disclosure to include the number of units that may be purchased and how this might affect the ownership percentage held by the sponsor, officer or director upon completion of the offering.

The Company has revised the Summary section on page 9 in response to the Staff’s comment by disclosing that none of the sponsor or any officers or directors intends to purchase any units in the offering.

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Capitalization, page 58

9.	It appears from your disclosure in the first paragraph on page 19 that redemption of the public shares is independent of your liquidation and dissolution, which must be separately approved by your remaining shareholders after such redemption. Please tell us why it is not appropriate to classify these shares entirely in the mezzanine under the guidance in paragraph 3f of ASC 480-10-S99-3A. In this regard, it appears that these securities are subject to a deemed liquidation event, not an ordinary liquidation event as described in this guidance.

The Company respectfully advises the Staff that while the redemption of the public shares technically happens as a first step, the reason for this is solely to ensure that public holders receive their liquidation proceeds as soon as possible and aren’t required to wait for the administrative items necessary to formally dissolve and liquidate the Company. Furthermore, the initial stockholder of the Company will execute a letter agreement, the form of which is being filed as Exhibit 10.4 to the Draft Amendment, prior to the effectiveness of this offering whereby such holder will agree in advance to cause the Company to redeem the public shares as described in the Registration Statement and to thereafter take all reasonable steps necessary to cause the Company to dissolve and liquidate following such redemption. Accordingly, we respectfully believe that the redemption of the public shares and the subsequent dissolution and liquidation of the Company is in reality one combined process. As a result, we believe the shares should not be classified entirely in mezzanine under the guidance in paragraph 3f of ASC 480-10-S99-3A.

Comparison of this Offering to Those of Blank Check Companies Subject to Rule 419, page 82

10.	Please revise to include disclosure related to the possibility that you may require stockholders to tender their stock certificates in connection with a tender offer or redemption.

The Company has revised the “Comparison of this Offering to Those of Blank Check Companies Subject to Rule 419” on page 85 in response to the Staff’s comment by disclosing information pertaining to the tender of stock certificates in connection with a tender offer or redemption

11.	Please revise to include disclosure related to the limitations on redemption rights of stockholders holding more than 15% of the shares sold in the offering.

The Company has revised the “Comparison of this Offering to Those of Blank Check Companies Subject to Rule 419” on page 85 in response to the Staff’s comment by disclosing information pertaining to limitations on redemption rights of stockholders holding more than 15% of the shares sold in the offering.

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Management, page 87

Director Nominations, page 91

12.	We note your disclosure that stockholders who wish to nominate a director for election to the board of directors should follow the procedures set forth in your bylaws, but we are unable to locate such procedures. Please advise.

The Form of Amended and Restated Bylaws are being filed as Exhibit 3.2(b) concurrently with the Draft Amendment. Section 3.2 of the Form of Amended and Restated Bylaws contains such procedures pertaining to stockholders who wish to nominate directors for election to the board.

Principal Shareholders, page 94

13.	Please revise to identify the natural person or persons with voting and dispositive power over the shares held by Osprey Sponsor, LLC.

The natural person with voting and dispositive power over the shares held by Osprey Sponsor, LLC is Jonathan Z. Cohen, the manager of Osprey Sponsor, LLC. The Company has revised the Principal Shareholders section on page 95 in response to the Staff’s comment with this information.

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If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Jeffrey F. Brotman
Jeffrey F. Brotman Chief Financial Officer, Chief Legal Officer and Secretary

cc:	Jonathan Z. Cohen

Chief Executive Officer

Osprey Energy Acquisition Corp.

Mark Rosenstein, Esquire

Ledgewood, PC

Ada D. Sarmento

Erin Jaskot

Securities and Exchange Commission

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